UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JANUARY 2006.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  January 18, 2006                    /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                    JANUARY 18, 2006

              TUMI RESOURCES STAKES THE HALLEFORS SILVER PROSPECT,
                          BERGSLAGEN DISTRICT, SWEDEN

VANCOUVER, CANADA - TUMI RESOURCES LIMITED (THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). Mr. David Henstridge, President, is pleased to announce the acquisition, through staking, of the Hallefors Silver property, comprising 794 hectares and covering the historic Hallefors Silver Mines within the Bergslagen District of south-central Sweden. Historically, the Hallefors area produced in excess of 480,000 ozs of silver ranking it the second largest silver producer in Sweden behind the Sala mine which is also located in the Bergslagen District and under exploration licence to the Company.

The Bergslagen district lies immediately to the north-west of Stockholm and covers an area of approximately 200 kms east-west by 150 kms north-south. The district is underlain by volcanics and sediments which are more than 2 billion years old. The region has undergone several phases of folding and has been intruded by at least two generations of granitoids. Bergslagen is a highly mineralized district and one of the most important ore districts in Sweden, containing deposits of iron, manganese, base-metal and silver sulphides.

The Hallefors Silver Mines are located about 8 km north of Hallefors township and 210 km west north-west of Stockholm, Sweden, in the westernmost part of the Bergslagen mineral district.

Silver-lead-zinc mineralization occurs over a 2.5 km long by 0.5 km wide area consisting of two principal belts: 1) the middle and western mines are hosted by a potassium-rich rhyolitic volcanic rock in which the mineralization occurs in cross-cutting fissure veins, and; 2) the eastern mines where mineralization is hosted by manganese and iron-rich carbonate beds that contain disseminated magnetite, pyrrhotite and other sulphide minerals. The eastern mines may in part be of skarn origin. Researchers have interpreted the overall ore formation to have a syngenetic exhalative-sedimentary origin and that the ore is distal to conduits. Hallefors is an example of stratabound Pb-Zn-Ag mineralization associated with manganiferous iron ores that occur in carbonate beds intercalated in extremely potassium-rich acid metavolcanic rocks.

The eastern mine consists of a complex of underground and surface workings over about 150m long and 20 - 30m wide and may project to the more recent Jan Olafs and Alfrida mines, a further 100m to the WNW. The workings at the original mine are known to extend at least to 95m depth. Galena and sphalerite are important ore minerals of lead and zinc, respectively, and arsenopyrite is common.

The western and middle mine ores occur in fissures that are perpendicular to, or at very steep angles to the trend of the rhyolitic volcanic. The veins consisted of independent bodies of galena and sphalerite that extended to depths of between 147m and 200m.

The first mining was performed in the eastern silver mine during 1635-1726, and the first mine in the western zone was developed in 1668. The Jan Olofs and Alfrida mines in the eastern zone were opened in the 1880's.

No production figures are available for the eastern silver mine, but during 1878-1896 and 1915-1917, 9,000 tonnes were produced from the western silver mines grading approximately 1,560 g/t Ag, 12% Zn and 38% Pb. Records indicate that between 1639 and 1852, Hallefors produced just over 480,000 ozs of silver, and between 1843 and 1852 it produced 36.8 tonnes of lead. LKAB (1982) estimated that 96,000 tonnes have been mined, but no average grade was provided.

The Company intends to obtain the historical records of this mineral field for detailed study and believes the area has excellent potential for discovering new silver occurrences within the Hallefors field.


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Tumi Resources Ltd.
January 18, 2006
Page 2


Stated David Henstridge "Another exciting silver exploration acquisition by the Company and it is pleasing that we have under exploration concessions the two largest historical silver producers in the Bergslagen District of Sweden, Sala and Hallefors. The Company is continuing to acquire further silver assets in this District".

The qualified person for the Hallefors Project, David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has verified the contents of this news release.

On behalf of the Board,                       COMPANY CONTACT:
                                              Mariana Bermudez at (604) 699-0202
/s/ DAVID HENSTRIDGE                          or email: mbermudez@chasemgt.com
--------------------------------              website: www.tumiresources.com
David Henstridge, President & CEO
                                              INVESTOR INFORMATION CONTACT:
                                              Mining Interactive
                                              Nick L. Nicolaas at (604) 657-4058
                                              or email: nicolaas@attglobal.net

FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.


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